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o EXHIBIT 99.1

                       THE COMPLETION OF SHARE RETIREMENT.

1. Date of Share Retirement registration : October 19, 2004

2. Number of Shares Retired : 1,779,320 Common Shares

3. Total Value of Shares Retired : KRW 304,620,500,000 (excluding commission)

4. Par Value : KRW5,000

5. Total Number of Outstanding Shares before Share Retirement : 88,966,155

6. Total Number of Outstanding Shares after Share Retirement : 87,186,835

7. Date of Share Retirement ; October 19, 2004